[Letterhead of Bracewell & Giuliani LLP]

January 3, 2006

By EDGAR and by Facsimile (202) 772-9220

Securities and Exchange Commission

100 F Street

Washington, DC  20549

Attention:	Ms. Mellissa Duru
Division of Corporation Finance

Re:                               Eastern American Natural Gas Trust – Form 8-K filed December 21, 2005

Dear Ms. Duru:

Thank you for your letter dated December 29, 2005 regarding the above-referenced filing.  We appreciate the Staff’s review.  The following responses are numbered to correspond to the Staff’s comments.

1.                                       We included the press release previously filed with our Form 8-K filed December 21, 2005 as Exhibit 99.3 to our proposed Amendment No. 1 to Schedule 14D-9 submitted to you on December 29, 2005.  In response to your comment, we confirm that we will file the press release as an exhibit to Amendment No. 1 to the Schedule 14D-9.

At your request, Eastern American Natural Gas Trust acknowledges that:

Eastern American Natural Gas Trust is responsible for the adequacy and accuracy of the disclosure in the 14D-9;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Eastern American Natural Gas Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at the above address or by telephone at 512-542-2122.  My firm acts as counsel to the Trustee in this matter, and again, we appreciate the Staff’s review.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Thomas W. Adkins
Thomas W. Adkins

Copies:	Mr. Mike Ulrich
Vice President
JPMorgan Chase Bank, N.A.
Institutional Trust Services